UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2024 (Report No. 5)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CONTENTS

On December 19, 2024, NLS Pharmaceutics Ltd., or the Registrant, issued a press release titled: “NLS Pharmaceutics and Kadimastem Announce the Submission of a Request by Kadimastem and iTolerance, Inc. for an FDA Pre-IND Meeting for an Innovative Breakthrough Type 1 Diabetes Treatment.” A copy of this press release is furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release titled: “NLS Pharmaceutics and Kadimastem Announce the Submission of a Request by Kadimastem and iTolerance, Inc. for an FDA Pre-IND Meeting for an Innovative Breakthrough Type 1 Diabetes Treatment.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: December 19, 2024	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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